Exhibit 99.1

September 17, 2010

TO:         Mr. Roger L. Hawley
Dr. Amir Kalali
Mr. Jon W. McGarity
Mr. Daniel H. Petree
Dr. Perry B. Molinoff
Dr. Tina S. Nova

To the Independent Board Members of Cypress Bioscience, Inc.:

Ramius Value and Opportunity Advisors LLC, a subsidiary of Ramius LLC (collectively, “Ramius”), has commenced a tender offer, through a wholly owned subsidiary, to acquire all of the outstanding shares of common stock of Cypress Bioscience, Inc. (“Cypress” or “the Company”) it does not already own for $4.25 per share in cash.  Our offer represents a 70% premium to the price on the day prior to our initial acquisition proposal.  You have left us with no choice but to take our offer directly to Cypress’ shareholders due to your repeated failure to constructively negotiate with us, as well as your willingness to allow management to continue to engage in value-destroying transactions.

Since July 19, 2010, when we first proposed to acquire Cypress, we have asked that you, the independent members of the Cypress Board, refrain from entering into  any further material transactions, licensing agreements or business combinations during the pendency of our offer.  Instead, you have continued to approve transaction after transaction, each of which has led to an immediate decline in the value of Cypress’ shares in the day following its announcement.  Let us remind you of the massive destruction of shareholder value that has occurred over an extended period of time on your watch.  In the one-, three-, and five-year periods prior to our initial acquisition proposal, the value of Cypress shares has been decimated.

Our concern regarding the Board’s willingness to blindly follow management’s lead in approving these ill-conceived transactions is further exacerbated by the sudden resignation of one of your own, Jean-Pierre Million, who abruptly resigned from the Board citing a “difference of opinion with respect to the timing of the execution of the strategy.”  Further, in just the past two weeks, two other independent shareholders, Arcadia Capital Advisors and RA Capital Healthcare Fund, have issued public letters expressing their strong discontent with management and the Board’s business strategy and their support of a sale of Cypress.

We implore you, the independent members of the Cypress Board, to once and for all allow shareholders, the true owners of Cypress, to decide the future of the Company.  We have commenced a tender offer to acquire all of the outstanding shares of Cypress we do not currently own.  This offer is being made directly to the shareholders.  We caution the Board not to stand in the way of our offer by putting up any roadblocks or impediments to satisfying any of the conditions of our tender offer including, but not limited to:

1)	Implementing a poison pill or other shareholder rights plan;

2)	Entering into any further transactions, licensing agreements or business combinations; or

3)	Taking any action that would result in the Company failing to meet the minimum cash balance required under the conditions of our tender offer.

It is incumbent upon you, the independent members of the Cypress Board, to allow shareholders to decide for themselves whether they choose to accept our offer of $4.25 per share in cash by tendering their shares in the offer or whether they choose to support management’s strategy of depleting the Company’s cash resources in pursuit of highly-speculative CNS drug development.  This choice should be theirs, not yours.  We urge you not to take any action to attempt to block our tender offer from succeeding.  It should be clear that we are committed to pursuing an acquisition of Cypress and have offered shareholders a substantial premium for their shares.  It is now time for the Board to step aside and allow shareholders to determine the future of Cypress.

Best Regards,

/s/ Jeffrey C. Smith

Jeffrey C. Smith
Partner Managing Director
Ramius LLC